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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67378

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/18____ AND ENDING____12/31/18____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Middlemarch Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Canal Street, Building 1, Floor 1, Suite 148
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack   917-923-1478
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Michael Coglianese CPA, P.C.____
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Alexander Grutman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Middlemarch Securities LLC____, as of __December 31, 2018,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Elliot M. Weinberg → Nassau County
Ø1WE6156145
11/27/2022

_____ 2-11-2019
Notary Public

CEO
_____
Title



This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Middlemarch Securities LLC

Statement of Financial Condition

DECEMBER 31, 2018

Middlemarch Securities LLC

CONTENTS





MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Middlemarch Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlemarch Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Middlemarch Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Middlemarch Securities, LLC's management. Our responsibility is to express an opinion on Middlemarch Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Middlemarch Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Middlemarch Securities, LLC's auditor since 2017

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 14, 2019

Middlemarch Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	248,456
Prepaid expenses and other assets	$	11,405
Due from related party (see Note 6)		21,730
Total assets	$	281,591

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable, accrued expenses, and prepaid revenue	$	209,431
Total liabilities		209,431
Member's Equity		72,160
Total liabilities and member's equity	$	281,591

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Middlemarch Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients. The Company is a single member limited liability company; the single member (the "Member") is Middlemarch Partners LLC, a Delaware limited liability company. The Company was organized under the laws of the State of Delaware on February 8, 2016. The Company became a registered broker-dealer with the SEC and a member of FINRA on March 24, 2017. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, strategic advisory services, private placements of debt and equities, public offering planning services, and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and transaction-based success fees which are paid in cash and/or securities upon the successful completion of a transaction.

Revenue Recognition:
Revenue from contracts with customers are composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as a liability until the service is provided. At December 31, 2018, there were advances to the Company totaling $9,977.

Income Taxes:
The Company is a single member LLC and therefore is treated as a disregarded entity for income tax purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company's cash balance was within FDIC insured limits.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a plaintiff in an arbitration seeking payment of fees due. The Company's management believes the arbitration, which was heard in October 2018, will result in a favorable outcome. If the arbitration ruling is unfavorable, the Company's liabilities are limited to legal fees incurred by the defendant. The amount of legal expense cannot be determined. If necessary, the Company's Member will fund such expenses through capital contributions.

In November 2018, the Company renewed an operating lease for office space that expires in October 2019. The approximate future minimum payments due under this lease for the ten months subsequent to December 31, 2018, are approximately $14,850.

The office lease requires a deposit with the landlord in amount of $2,227. This amount is reflected in "Other assets" in the accompanying statement of financial condition.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $39,025, which was $25,063 in excess of its required minimum net capital of $13,962. The Company's net capital ratio was 5.36 to 1.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member whereby certain overhead expenses are allocated to the Company. The Company has a net receivable balance from the Member of $21,730 at December 31, 2018.

NOTE 7 – RECENTLY ADOPTED ACCOUNTING GUIDANCE

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation on certain contact costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity. The adoption of the new revenue standard did not have a material effect on 2018 revenue recognition.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2019, the date on which the financial statements were available to be issued.

On January 31 the Member made capital additions totaling $50,000.

On February 15, 2019, the Company was named as a defendant in a Class Action Complaint. The Complaint alleges that the Company furnished investment banking services to the principal defendant, whom the Complaint alleges operated an unjust payday lending business. The Company believes that the Complaint is without merit and will file a motion to dismiss these claims. The Company is indemnified against legal expenses by the principal defendant. The total legal expenses and financial exposure, if any, cannot be estimated at this time.

There were no other subsequent events that require adjustment or disclosure in the financial statements.